Exhibit 99.2

iKang Enters into Amendment No. 2 to Merger Agreement for Going Private Transaction

BEIJING, September 25, 2018 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced that it has entered into an amendment No. 2 (“Amendment No. 2”) to amend its previously announced agreement and plan of merger, dated as of March 26, 2018 and amended pursuant to Amendment No. 1 thereto dated as of May 29, 2018 (the “Merger Agreement” and, as amended by Amendment No. 2, the “Amended Merger Agreement”), by and among the Company, IK Healthcare Investment Limited (“Parent”) and IK Healthcare Merger Limited (“Merger Sub”).

Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement (the “Merger”) has not been completed by September 26, 2018 (the “Termination Date”). Amendment No. 2 extends this Termination Date to October 31, 2018.

Under Section 7.02(e) of the Amended Merger Agreement, the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by the Amended Merger Agreement are subject to the condition that the holders of no more than 15% of the total issued and outstanding shares of the Company have validly served notices of objection under Section 238(2) of the Cayman Islands Companies Law to object to the Merger. As previously announced, such closing condition under Section 7.02(e) of the Amended Merger Agreement is not satisfied and, thus, Parent and Merger Sub are not obligated to consummate the Merger or the other transactions contemplated by the Amended Merger Agreement.

The Company has formally requested that Parent and Merger Sub waive this closing condition. However, Parent and Merger Sub have indicated that they do not presently intend to waive the closing condition based on current circumstances. As such, the Company cautions its shareholders and others considering trading its securities that there is no indication or assurance that Parent and Merger Sub will waive such closing condition and proceed to consummate the Merger.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year 2017 ended March 31, 2018, iKang served a total of 6.59 million customer visits under both corporate and individual programs.

As of September 25, 2018, iKang has a nationwide network of 115 self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the expected timing of the completion of the Merger; whether various closing conditions for the Merger will be satisfied or waived; the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com